Commission File No. 001-35604

Pursuant to Rule 425 under the Securities Act of 1933, as amended

And deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: KAYAK Software Corporation

Blog Post

Creating room in a crowd

Sometimes it’s never too late to join a crowded market. Just ask Paul English and Steve Hafner, who today announced an agreement with respect to the proposed acquisition of Kayak by Priceline for $40 per share in cash and stock.

Today, Kayak’s promise of ‘One and Done’ is well known as befits a company that fielded 600 million travel queries in the first half of 2012 and whose mobile app has been downloaded nearly 17 million times.

The world looked different in 2004 when Paul and Steve decided to start a company in an industry teeming with competitors such as Expedia, Orbitz, Hotwire, Priceline, Travelocity, LastMinute.com and plenty of others. These sites, plus thousands of hotel and airline sites, which all furnished their own confusing and biased results, is what fueled the frustration that gave Kayak a chance. It’s hard to remember but before Kayak it could take thirty minutes to book a flight or reserve a room.

At the outset Steve and Paul were a match of contrasts. The former being steeped in the wily sales and marketing habits of the travel industry – having helped start Orbitz. The latter coming with a spectacular reputation as a gifted programmer having – among other things – served as Intuit’s technology leader.

From the start Steve and Paul emphasized doing a lot with a little. The company’s leitmotif was to present rich results simple, intuitively and at lightning speed. Staffing at Kayak has always been tilted towards engineering and even today, when the company has an annual sales rate of more than $300M, it only has 185 employees. Kayak has become a wonderful example of the extraordinary amplification power that springs from thoughtful software, systems and networking architecture. One small example: Kayak was the first travel site to adopt Rich Internet Architecture (RIA) to allow for lightning fast, real-time filtering of hundreds of results.

Kayak also broke new ground in marketing. When natural growth on the internet started to slow, the management team bravely decided to take the plunge with large-scale television and brand advertising – and the carefully designed, highly calculated and meticulously monitored campaigns bore fruit. Steve and Paul’s decision to ween themselves from relying on traffic from Google and make Kayak a ‘bookmarked destination’ was also not for the faint of heart. It too paid off.

Steve and Paul have had their share of close encounters of the worst kind. There was the industry meltdown of 2008. There was the mimicry of Kayak by a slew of powerful competitors – including Bing. There was Google’s acquisition of ITA and subsequent launch of its own travel search service. It has never been as easy as today’s news might suggest.

Throughout the past eight years Steve and Paul have been fixated on the quality of Kayak’s product. When it made sense they were open-minded enough to embrace others – as evinced by their purchase of several companies including Swoodoo and Checkfelix in Europe and SideStep in the U.S. But nothing has ever been more important than their insistence on continual refinements, tweaks and improvements – no matter how miniscule – to Kayak.

Most new entrants to established markets don’t make it. Dozens of travel sites have fallen by the wayside. But there are always opportunities. Cisco, Google, and Square – to pick just three examples - all launched into highly crowded markets while naysayers chortled.

These companies, like Kayak, had something for which customers yearned. For the creative, for the underdog, for the imaginative, for the artful – Paul and Steve have shown that there is always room in a crowd.

Here’s to the underdog!

Cautionary Note Regarding Forward Looking Statements

Certain statements in this communication regarding the proposed transaction between priceline.com Incorporated (“Priceline”) and KAYAK Software Corporation (“KAYAK), the expected timetable for completing the transaction, benefits of the transaction, future opportunities for the combined company and any other statements regarding Priceline’s or KAYAK’s future expectations, beliefs, goals, plans or prospects constitute forward-looking statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, forward-looking statements). Any statements that are not statements of historical fact (including statements containing the words “may,” “can,” “will,” “should,” “could,” “expects,” “plans,” “anticipates,” “intends,” “believes,” “estimates,” “predicts,” “potential,” “targets,” “goals,” “projects,” “outlook,” “continue,” “preliminary,” “guidance,” or variations of such words, similar expressions, or the negative of these terms or other comparable terminology) should also be considered forward-looking statements. No assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on Priceline’s or KAYAK’s results of operations or financial condition. Accordingly, actual results may differ materially from those expressed in any forward-looking statements. A number of important factors could cause actual results or events to differ materially from those indicated by such forward-looking statements, many of which are beyond the parties’ control, including the parties’ ability to consummate the transaction; the conditions to the completion of the transaction, including the receipt of stockholder approval, the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; and the other factors described in Priceline’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 and in its most recent Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 filed with the SEC, and KAYAK’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012 filed with the SEC and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 to be filed with the SEC. Priceline and KAYAK assume no obligation to update the information in this communication, except as otherwise required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Participants in Solicitation

KAYAK, Priceline and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from KAYAK’s stockholders with respect to the transactions contemplated by that certain Merger Agreement, dated as of November 8, 2012, by and between KAYAK, Priceline and Produce Merger Sub, Inc., a wholly owned subsidiary of Priceline. Information regarding the KAYAK’s directors and executive officers is contained in KAYAK’s final prospectus for its initial public offering (File No. 333-170640), which was filed with the Securities and Exchange Commission, or the SEC, on July 20, 2012. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing KAYAK’s website at www.kayak.com and clicking on the “About” link and then clicking on the “Investor Relations” link and “SEC Filings”. As of November 8, 2012, KAYAK’s directors and officers, collectively, beneficially owned approximately 28,824,262 shares, or 70.4%, of the KAYAK’s Class A and Class B common stock, which represents 77.9% voting power. Additional information regarding the interests of the participants in the solicitation of proxies in connection with the transaction will be included in the Proxy Statement/Prospectus described below. Information regarding Priceline’s executive officers and directors is contained in Priceline’s definitive proxy statement filed with the SEC on April 24, 2012. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing Priceline’s website at www.priceline.com and clicking on the “Investor Relations” link and then clicking on the “Financial Information” link.

Additional Information and Where to Find It

This press release relates to a proposed transaction between KAYAK and Priceline, which will become the subject of a registration statement and joint proxy statement/prospectus forming a part thereof to be filed with the SEC by Priceline. This press release is not a substitute for the registration statement and joint proxy statement/prospectus that Priceline will file with the SEC or any other documents that KAYAK or Priceline may file with the SEC or send to stockholders in connection with the proposed transaction. Before making any voting decision, investors and security holders are urged to read the registration statement, joint proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction and related matters.

Investors and security holders will be able to obtain free copies of the registration statement, joint proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by KAYAK or Priceline through the website maintained by the SEC at www.sec.gov.

In addition, investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus from KAYAK by contacting KAYAK Software Corporation, 55 North Water Street, Suite 1, Norwalk, CT 06854, Attn: Corporate Secretary or by calling (203) 899-3100.